ENVIRONMENTAL SCIENCE AND TECHNOLOGIES, INC.

4 WILDER DR., #7

PLAISTOW, NH 03865

August 28, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C, 20549

Re:

Environmental Science and Technologies, Inc.

Form 8-K filed June 27, 2013

SEC File No. 0–54758

Dear Mr. Dundas:

We are outside legal counsel to the above referenced Registrant.

Reference is made to the Commission’s comment letter of July 10, 2013 with respect to the Registrant’s Current Report on Form 8-K (“Form 8-K”) filed with the Commission on June 27, 2013 (“Comment Letter”).

The numbered responses below correspond to the numbered comments in the Comment Letter.

1.

In response to the Commission’s Comment number one, management does not believe that the Company was a “shell company,” as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act, because, as of the date of filing of the Form 8-K, the Company had more than nominal business operations.

In particular, as of such date, the Company had raised capital, hired employees, leased space, engaged consultants and advisors, conducted extensive sales and marketing related activities (both domestically and internationally), negotiated vendor and supplier relationships and engaged seller’s representatives. Moreover, the Company has, since June 30, 2013, realized material revenues from its EnviroPack and SpillCon businesses, which arose from its sales and marketing activities conducted prior to the filing of the Form 8-K. Furthermore, as a result of extensive international sales and marketing activities conducted by the Company’s RADS subsidiary prior to the filing of the Form 8-K, RADS is currently in active discussions with prospective international customers (governmental agencies)regarding the sale/lease of ISR equipment having an approximate retail value in excess of $275 million. The revenues realized by the Company in July and August, 2013, coupled with the ongoing progress being made with respect to the proposed ISR equipment sales, evidence the magnitude and scope of the sales, marketing and other operational activities conducted by the Company prior to the filing of the Form 8-K.

Based upon the foregoing, the Company does not believe that it continued to be a “shell company” as of the date of filing of the Form 8-K. The Company acknowledges the need to provide more fulsome disclosure in the Form 8-K with respect to its business operations. Accordingly, the Company has under the caption “Business,” and in the MD&A Section amended its Form 8-K to include more specific disclosure about its business operations and how, factually, it falls outside the definition of a “shell company.”

2.

In response to the Commission’s numbered comment two, the Company has revised its disclosure in the Business and MD&A sections to clarify and elaborate upon those business activities in which the Company is currently engaged.  Except as expressly provided in the disclosures, none of the activities described are prospective in nature. The Company has also provided the requested disclosure with respect to its “manufacturing partners.” Finally, the Company has revised its disclosure under the caption “Business” to clarify when the Company began offering the products and services described beginning on page 3 of the Form 8-K.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure contained in its Form 8-K;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (978) 409-2648.

Thank you for your consideration.

Environmental Science and Technologies, Inc.

Michael G. Faris

Michael G. Faris, COO